Exhibit 99.1

PRESS RELEASE

NEVADA GOLD MINES LAUNCHED:
BEST ASSETS, BEST PEOPLE WILL DELIVER BEST VALUE

Elko, Nevada, July 1, 2019  —  Barrick Gold Corporation (NYSE:GOLD) (TSX:ABX) and Newmont Goldcorp Corporation (NYSE:NEM) (TSX:NGT) have successfully concluded the transaction establishing Nevada Gold Mines LLC.  The new company, owned 61.5% and operated by Barrick, and owned 38.5% by Newmont Goldcorp, was officially launched today.

The new joint venture will rank as the largest global gold producing complex by a wide margin, with three of the world’s top 10 Tier One1 gold assets (Goldstrike/Carlin, Cortez and Turquoise Ridge/Twin Creeks) and potentially another one in the making (Goldrush).

Its assets in North-eastern Nevada comprise 10 underground and 12 open pit mines, two autoclave facilities, two roasting facilities, four oxide mills, a flotation plant and five heap leach facilities.  In 2018 these operations produced a total of 4.1 million ounces of gold, approximately double that of the industry’s next largest gold mine (Muruntau in Uzbekistan).  The company has a strong reserve and resource base with Proven and Probable Reserves of 48.3 million ounces; Measured and Indicated Resources of 27.4 million ounces; and a further 7.5 million ounces of Inferred Resources with still more potential.2,3,4

Nevada Gold Mines is targeting production of between 1.8 and 1.9 million ounces at a preliminary estimated cost of sales5 of $940 to $970 per ounce and AISC6 of $920 to $950 per ounce for the second half of 2019.

Barrick President and Chief Executive Officer Mark Bristow, who is chairman of the new company, says the establishment of Nevada Gold Mines was designed to combine arguably the industry’s best assets and people in order to deliver the best value to stakeholders.

“Its creation was driven by a compelling logic which had long been evident to all but had been elusive for two decades until we finally achieved a breakthrough this year,” Bristow said.

“Over the past months we have selected and set Nevada Gold Mines’ leadership in place.  The company now has one team that shares one vision, and who are more than ready to race out of the starting blocks.  We have also identified the very significant synergy opportunities which are immediately available and those which have been targeted for the future.”

Gary Goldberg, Newmont Goldcorp’s Chief Executive Officer said, “This innovative joint venture represents a unique opportunity to generate additional long-term value for our shareholders, employees, and the communities of northern Nevada.  By combining our assets and talent in Nevada, the joint venture will extend safe, profitable and responsible production much further than what each company could have done on its own.  We look forward to actively participating in and supporting the JV to deliver a positive step-change in results.”

Identified synergies are expected to deliver up to $500 million per year over the first five years from 2020, stepping down over time after that.  These will come mainly from integrated mine planning, optimized mining and processing, cost reductions and the combination of the adjacent Turquoise Ridge and Twin Creeks, which will be operated as a single mine.  Second half guidance builds in those synergies that the company believes it should be able to realize within the next six months, representing approximately half of the targeted annual cash flow improvements.  With the closing of the JV now complete, the company will look to incorporate further synergies to benefit 2020 and beyond.

NEVADA GOLD MINES

Operated by BARRICK

NEWMONT GOLDCORP™

The future benefits include longer profitable mine lives, longer-term employment opportunities, longer-term benefit-sharing with local communities and longer-term advantages for Nevada’s economy.

Bristow noted that the Nevada Gold Mines management team included executives from both joint venture partners.  The Executive Managing Director is Greg Walker, formerly head of operations and technical excellence for Barrick’s North American region.  Barrick has three board seats and Newmont Goldcorp two, with the board supported by technical, finance and exploration advisory committees on which both companies have equal representation.

Enquiries:
Barrick Investor and Media Relations Kathy du Plessis +44 20 7557 7738 Email: barrick@dpapr.com

Website: www.barrick.com

Cautionary Statement on Forward-Looking Information
This press release contains statements which are, or may be deemed to be, “forward-looking statements” (or “forward-looking information”), under applicable securities laws including for the purposes of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements are prospective in nature and are not based on historical facts, but rather on current expectations and projections of the management of Barrick about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. The forward-looking statements contained in this press release include statements relating to: the expected impact of the creation of the new joint venture, including potential synergies; the potential for Goldrush to become a Tier One gold asset; and other statements other than historical facts.

Although Barrick believes that the expectations reflected in such forward-looking statements are reasonable, Barrick can give no assurance that such expectations will prove to be correct. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include: risks relating to Nevada Gold Mines, Barrick and Newmont Goldcorp’s respective credit ratings; local and global political and economic conditions; Barrick’s economic model; liquidity risks; fluctuations in the spot and forward price of gold, copper, or certain other commodities (such as silver, diesel fuel, natural gas, and electricity); financial services risk; the risks associated with each of Nevada Gold Mines’, Barrick’s and Newmont Goldcorp’s brand, reputation and trust; environmental risks; safety and technology risks; the ability to realize the anticipated benefits of the joint venture (including estimated synergies and financial benefits) or implementing the business plan for the joint venture; legal or regulatory developments and changes; risks associated with working with partners in jointly controlled assets; employee relations including loss of key employees; the outcome of any litigation, arbitration or other dispute proceeding; the impact of any acquisitions or similar transactions; competition and market risks; the impact of foreign exchange rates; pricing pressures; the possibility that future exploration results will not be consistent with expectations; risks that exploration data may be incomplete and considerable additional work may be required to complete further evaluation, including but not limited to drilling, engineering and socioeconomic studies and investment; risk of loss due to acts of war, terrorism, sabotage and civil disturbances; contests over title to properties, particularly title to undeveloped properties, or over access to water, power and other required infrastructure; and business continuity and crisis management. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. Such forward-looking statements should therefore be construed in the light of such factors.

Neither Barrick, Newmont Goldcorp nor any of their respective directors, officers, employees or advisers, provides any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements in this press release will actually occur. You are cautioned not to place undue reliance on these forward-looking statements. Other than in accordance with their legal or regulatory obligations, neither Barrick nor Newmont Goldcorp is not under any obligation, and both Barrick and Newmont Goldcorp expressly disclaim any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Investors should not assume that any lack of update to a previously issued “forward-looking statement” constitutes a reaffirmation of that statement.

Newmont Goldcorp is not affirming or adopting any statements or reports attributed to Barrick in this press release or made by Barrick outside of this press release. For a detailed discussion of risks and other factors related to Newmont Goldcorp, see Newmont Goldcorp’s 2018 Annual Report on Form 10-K, filed with the Securities and Exchange Commission (the “SEC”) as well as Newmont Goldcorp’s other SEC filings, available on the SEC website or www.newmontgoldcorp.com.

Third Party Data
Certain comparisons of Barrick, Newmont Goldcorp and their industry peers are based on data obtained from Wood Mackenzie. Wood Mackenzie is an independent third party research and consultancy firm that provides data for, among others, the metals and mining industry. Wood Mackenzie does not have any affiliation to Barrick or Newmont Goldcorp.

Other than in respect of their own mines, neither Barrick nor Newmont Goldcorp has the ability to verify the data or information obtained from Wood Mackenzie and the non-GAAP financial performance measures used by Wood Mackenzie may not correspond to the non-GAAP financial performance measures calculated by Barrick, Newmont Goldcorp or their respective industry peers. For more information on these non-GAAP financial performance measures see Endnote 1.

Neither Barrick nor Newmont Goldcorp has sought or obtained consent from any third party to be quoted in this press release.

Technical Information
The scientific and technical information contained in this press release in respect of Barrick has been reviewed and approved for release by Steven Yopps, MMSA, Director - Metallurgy, North America and Rodney Quick, MSc, Pr. Sci.Nat, Mineral Resource Management and Evaluation Executive, each a “Qualified Person” as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

Endnotes
1.
A Tier One gold asset is a mine with a stated mine life in excess of 10 years with annual production of at least five hundred thousand ounces of gold and total cash cost per ounce within the bottom half of Wood Mackenzie’s cost curve tools (excluding state-owned and privately owned mines). Total cash cost per ounce is based on data from Wood Mackenzie as of August 31, 2018, except in respect of Barrick’s mines where Barrick relied on its internal data which is more current and reliable. The Wood Mackenzie calculation of total cash cost per ounce may not be identical to the manner in which Barrick calculates comparable measures. Total cash cost per ounce is a non-GAAP financial performance measure with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. Total cash cost per ounce should not be considered by investors as an alternative to cost of sales or to other IFRS measures. Barrick believes that total cash cost per ounce is a useful indicator for investors and management of a mining company’s performance as it provides an indication of a company’s profitability and efficiency, the trends in cash costs as the company’s operations mature, and a benchmark of performance to allow for comparison against other companies.

2.
The pro forma reserves and resources figures of Nevada Gold Mines were derived by adding the respective reserves and resources in respect of Nevada operations reported by Barrick in its Q4 2018 Report and Newmont in its press release dated February 21, 2019 reporting its 2018 Reserves and Resources and its annual report on Form 10-K for the fiscal year ended December 31, 2018 in respect of the relevant Nevada properties set out in endnotes 3 and 4. The pro forma reserves and resources are provided for illustrative purposes only. Barrick and Newmont calculate such figures based on different standards and assumptions, and accordingly such figures may not be directly comparable and the pro forma reserves and resources may be subject to adjustments due to such differing standards and assumptions. In particular, Barrick mineral reserves and resources have been prepared according to Canadian Institute of Mining, Metallurgy and Petroleum 2014 Definition Standards for Mineral Resources and Mineral Reserves as incorporated by National Instrument 43-101 – Standards of Disclosure for Mineral Projects, which differ from the requirements of U.S. securities laws. Newmont’s reported reserves are prepared in compliance with Industry Guide 7 published by the SEC, however, the SEC does not recognize the terms “resources” and “measured and indicted resources”. Newmont has determined that its reported “resources” would be substantively the same as those prepared using Guidelines established by the Society of Mining, Metallurgy and Exploration (SME) and that its reported measured and indicated resources (combined) are equivalent to “Mineralized Material” disclosed in its annual report on Form 10-K.

3.
Reserves and resources of Barrick in Nevada are stated on an attributable basis as of December 31, 2018 and include Goldstrike, Cortez, Goldrush, South Arturo (60%) and Turquoise Ridge (75%). Proven reserves of 84.4 million tonnes grading 4.36g/t, representing 11.8 million ounces of gold. Probable reserves of 155.6 million tonnes grading 2.93g/t, representing 14.7 million ounces of gold. Measured resources of 13.5 million tonnes grading 4.22g/t, representing 1.8 million ounces of gold. Indicated resources of 101.6 million tonnes grading 4.34g/t, representing 14.2 million ounces of gold. Inferred resources of 28.7 million tonnes grading 5.2g/t, representing 4.8 million ounces of gold. Complete mineral reserve and resource data for all Barrick mines and projects referenced in this press release, including tonnes, grades, and ounces, as well as the assumptions on which the mineral reserves for Barrick are reported, are set out in Barrick’s Q4 2018 Report issued on February 13, 2019.

4.
Reserves and resources of Newmont in Nevada are stated on an attributable basis as of December 31, 2018 and include Carlin, Phoenix, Lone Tree, Twin Creeks (including Newmont’s 25% equity in Turquoise Ridge) and Long Canyon. Proven reserves of 46.6 million tonnes grading 3.84g/t, representing 5.8 million ounces of gold. Probable reserves of 378.1 million tonnes grading 1.32g/t, representing 16.0 million ounces of gold. Measured resources of 19.7 million tonnes grading 2.2 g/t, representing 1.4 million ounces of gold. Indicated resources of 244.4 million tonnes grading 1.27g/t, representing 10.0 million ounces of gold. Inferred resources of 45.5 million tonnes grading 1.81g/t, representing 2.7 million ounces of gold. Complete mineral reserve and resource data for all Newmont mines and projects referenced in this press release, including tonnes, grades, and ounces, as well as the assumptions on which the mineral reserves for Newmont are reported, are set out in Newmont’s press release dated February 21, 2019 reporting its 2018 Reserves and Resources and its annual report on Form 10-K for the fiscal year ended December 31, 2018.

5.	Cost of Sales estimates stated prior to any fair value adjustments relating to the creation of the joint venture and will be updated in due course once these adjustments have been finalized

6.
“Total cash costs” per ounce and “All-in sustaining costs” per ounce are non-GAAP financial performance measures. “Total cash costs” per ounce starts with cost of sales applicable to gold production, but excludes the impact of depreciation, the non-controlling interest of cost of sales, and includes by-product credits. “All-in sustaining costs” per ounce begin with “Total cash costs” per ounce and add further costs which reflect the additional costs of operating a mine, primarily sustaining capital expenditures, sustaining leases, general & administrative costs, minesite exploration and evaluation costs, and reclamation cost accretion and amortization. Barrick believes that the use of “total cash costs” per ounce and “all-in sustaining costs” per ounce will assist investors, analysts and other stakeholders in understanding the costs associated with producing gold, understanding the economics of gold mining, assessing our operating performance and also our ability to generate free cash flow from current operations and to generate free cash flow on an overall Company basis. “Total cash costs” per ounce and “All-in sustaining costs” per ounce are intended to provide additional information only and do not have any standardized meaning under IFRS. Although a standardized definition of all-in sustaining costs was published in 2013 by the World Gold Council (a market development organization for the gold industry comprised of and funded by 27 gold mining companies from around the world, including Barrick), it is not a regulatory organization, and other companies may calculate this measure differently. Starting in the first quarter of 2019, Barrick has renamed "cash costs" to "total cash costs" when referring to its gold production. The calculation of total cash costs is identical to Barrick’s previous calculation of cash costs with only a change in the naming convention of this non-GAAP measure. These measures should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. Further details on these non-GAAP measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

4